                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [ ] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended: ________________________                     +--------------+
                                                               | SEC File No. |
                [ ] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             |0-16992       |
                [ ] Transition Report on Form 11-K             +--------------+
                [X] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |206 51 H 102  |
For the Transition Period Ended: September 30, 1997            +--------------+
                                ----------------------------

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
         Concorde Career Colleges, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Form Name if Applicable
         City Center Square, 12th and Baltimore, Suite 416
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
         Kansas City, MO 64105
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.
                                               (Attach Extra Sheets if Needed)


PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
     Gregg Gimlin                          816                 474-8002
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================


          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  11/14/97                     By /s/ Gregg Gimlin, Chief Financial Officer
    ---------------------             -----------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

PART III - Narrative
--------------------

The Company has prepared an amended Form 10-K/A for the period ended December 31, 1996, reflecting restated financial information pursuant to a directive from the Securities and Exchange Commission on November 4, 1997. This form is required to be filed prior to filing of the Form 10-Q for the period ended September 30, 1997. Due to the conflict in timing and order of these filings, the Company is unable to complete and file all of Part I and Item 6 of Part II until the fifth calendar days following the prescribed due date, without incurring undue hardship or expense.


PART IV - Item # 3, Other Information
-------------------------------------

Concorde Career Colleges, Inc. is currently determining the effect of financial transactions being reported, including the restatement of prior financial information and a change in accounting method. Therefore, we are unable to provide comparative results of operations at this time.

     PART II -- OTHER INFORMATION

Item  1.   Legal Proceedings
           -----------------

Other


     During July 1993, nine former students of the Jacksonville, Florida School filed individual lawsuits against the School, alleging deceptive trade practices, breach of contract, and fraud and misrepresentation. These cases were dismissed by the plaintiffs; however, over time, three others were filed seeking similar relief on behalf of a total of 95 plaintiffs. Conversion of one of the three cases to a class action has been attempted; however, the plaintiffs' motion for class certification was denied on April 18, 1997. On May 19, 1997, the purported class representative appealed the order denying certification of the class. The purported class representative and the Company have filed all appropriate appellate briefs, the last on being filed on October 15, 1997. During the attempted certification, action on the other two cases has been stayed. The plaintiffs seek unspecified monetary damages. The Company believes these suits are without merit, and will continue to strongly defend against them vigorously. See the Company's 1996 Annual Report on Form 10-K/A Item 7 -- "Contingencies", incorporated by reference.

     The Company has other litigation pending which arose in the ordinary course of business. Litigation is subject to many uncertainties and the outcome of the individual matters is not presently determinable. It is management's opinion that this litigation will not result in liabilities that would have a material adverse effect on the Company's financial position or results of operations.

     In September 1997, the FTC notified the Company that it was conducting an inquiry related to the Company's offering and promotion of vocational or career training. See Part I -- "Contingencies".



Item 2.  Change in Securities -- None
         -----------------------------

Item 3.  Defaults upon Senior Securities -- None
         -------------------------------------

Item 4.  Submission of Matters to a Vote of Security Holders -- None
         ------------------------------------------------------------

Item 5.  Other Information -- None
         --------------------------


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